DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	March 31,	December 31,
	2024	2023
	$	$
Assets
Current assets:
Cash and cash equivalents	80,648	71,950
Trade and other receivables (Note 4)	45,046	41,775
Income taxes receivable	752	964
Prepaids and deposits	7,486	5,987
Net investment in finance lease	81	83
Contract costs, net	6,893	6,394
	140,906	127,153
Non-current assets:
Contract costs, net	10,606	10,750
Net investment in finance lease	24	45
Deferred tax asset	1,705	325
Right-of-use assets, net (Note 5)	1,624	1,342
Property and equipment, net (Note 6)	1,959	2,108
Intangible assets, net (Note 7)	2,206	2,401
Goodwill (Note 8)	14,045	14,251
	173,075	158,375
Liabilities
Current liabilities:
Trade and other payables	29,201	31,663
Income taxes payable	237	251
Deferred revenue	76,890	67,268
Lease obligations (Note 5)	1,807	1,470
Acquisition holdback payables	250	—
	108,385	100,652
Non-current liabilities:
Acquisition holdback payables	803	1,045
Deferred revenue	442	617
Lease obligations (Note 5)	499	639
Employee benefit obligations	3,305	3,285
Deferred tax liability	—	1,416
	113,434	107,654
Shareholders’ equity
Share capital (Note 10)	249,274	247,496
Contributed surplus	16,830	13,960
Accumulated other comprehensive loss	(6,843)	(5,946)
Deficit	(199,620)	(204,789)
Total equity	59,641	50,721
	173,075	158,375

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2024	2023
	$	$
Revenue (Note 13)	51,403	41,459
Cost of revenue (Note 14)	9,926	8,054
Gross profit	41,477	33,405

Operating expenses
General and administrative	8,155	7,556
Sales and marketing	16,433	16,772
Research and development	10,412	7,377
Share-based compensation (Note 11)	1,932	1,267
Foreign exchange (gain) loss	(500)	102
Depreciation and amortization (Note 5, 6 and 7)	818	707
	37,250	33,781
Operating income (loss)	4,227	(376)

Finance income, net (Note 9)	(545)	(2,167)
Other (income) expense, net	(1)	183
Income before income taxes	4,773	1,608

Income tax (recovery) expense	(396)	363

Net income	5,169	1,245

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	897	(159)

Comprehensive income	4,272	1,404

Earnings per share - basic (Note 12)	0.17	0.04
Earnings per share - diluted (Note 12)	0.17	0.04
Weighted average number of common shares outstanding - basic (Note 12)	30,319,606	33,153,231
Weighted average number of common shares outstanding - diluted (Note 12)	31,044,036	34,159,651

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 10 and 11)	8,735	149	(49)	—	—	100
Share-based compensation (Note 11)	—	—	1,267	—	—	1,267
Release of restricted share units (Note 10 and 11)	5,249	224	(224)	—	—	—
Share issuance under employee share purchase plan (Note 10 and 11)	8,785	322	(58)	—	—	264
Comprehensive income	—	—	—	159	1,245	1,404
Balance, March 31, 2023	32,936,724	268,889	9,394	(9,412)	(73,625)	195,246

Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 10 and 11)	13,680	411	(125)	—	—	286
Share-based compensation (Note 11)	—	—	1,932	—	—	1,932
Share issuance under employee share purchase plan (Note 10 and 11)	6,647	310	(47)	—	—	263
Release of restricted share units (Note 10 and 11)	27,626	1,057	(1,057)	—	—	—
Excess tax benefit on stock compensation	—	—	2,167	—	—	2,167
Comprehensive (loss) income	—	—	—	(897)	5,169	4,272
Balance, March 31, 2024	30,353,109	249,274	16,830	(6,843)	(199,620)	59,641

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2024	2023
	$	$
Cash flows from (used in) operating activities
Net income	5,169	1,245
Adjustments to reconcile net income to net cash from (used in) operating activities:
Depreciation and amortization	818	707
Share-based compensation	1,932	1,267
Loss on disposal of asset	19	197
Unrealized foreign exchange (gain) loss	(1,083)	126
Income tax expense	(396)	363
Finance income, net	(545)	(2,167)
Changes in non-cash working capital items:
Trade and other receivables	(3,479)	(7,265)
Prepaids and deposits	(1,605)	(2,217)
Contract costs, net	(543)	(2,233)
Trade and other payables	(1,902)	3,178
Employee benefit obligations	106	184
Deferred revenue	9,956	4,434
Income taxes paid	(21)	—
Cash from (used in) operating activities	8,426	(2,181)

Cash flows used in investing activities
Purchase of property and equipment	(203)	(107)
Cash used in investing activities	(203)	(107)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	20	44
Repayment of lease obligations	(474)	(451)
Interest received	426	1,738
Proceeds from exercise of stock options	286	100
Proceeds from share issuance under employee share purchase plan	263	264
Cash from financing activities	521	1,695

Net change in cash and cash equivalents during the period	8,744	(593)
Effect of foreign exchange on cash and cash equivalents	(46)	131
Cash and cash equivalents, beginning of the period	71,950	216,293
Cash and cash equivalents, end of the period	80,648	215,831

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Canada Business Corporations Act and is domiciled in Ontario, Canada. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage March 31, 2024	Ownership percentage December 31, 2023
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
Docebo Ireland Limited	Ireland	100	100
Circles Collective Inc. ("PeerBoard")	United States	100	100
Edugo AI HK Limited ("Edugo.AI")	Hong Kong	100	100
Edugo AI Learning Software Limited ("Edugo.AI LS")[1]	Dubai	60	60

1Edugo AI Learning Software Limited was incorporated on October 3, 2023. As of March 31, 2024, the value of the identifiable net assets was nil. As such, no non-controlling interest was recognized.

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 9, 2024.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)
liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2023.

4	Trade and other receivables

The Company’s trade and other receivables as at March 31, 2024 and December 31, 2023 include the following:

	2024	2023
	$	$
Trade receivables	39,038	36,355
Accrued revenues	3,715	3,486
Tax credits receivable	2,081	1,890
Interest receivable	169	—
Other receivables	43	44
	45,046	41,775

Included in trade receivables is a provision for expected credit losses of $1,250 as at March 31, 2024 and $1,053 as at December 31, 2023.

5	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2023	5,154	332	5,486
Additions	668	—	668
Disposals	(236)	—	(236)
Effects of foreign exchange	(90)	(9)	(99)
Balance – March 31, 2024	5,496	323	5,819

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

	Premises	Others	Total

Accumulated amortization
Balance – December 31, 2023	3,886	258	4,144
Amortization	335	10	345
Disposals	(217)	—	(217)
Effects of foreign exchange	(75)	(2)	(77)
Balance – March 31, 2024	3,929	266	4,195

Carrying value
Net balance – December 31, 2023	1,268	74	1,342
Net balance – March 31, 2024	1,567	57	1,624

The Company’s lease obligations are as follows:

2024
$
Balance – January 1	2,109
Additions	668
Disposals	(236)
Interest accretion	41
Lease repayments	(474)
Effects of foreign exchange	198
Balance -March 31	2,306

Current	1,807
Non-current	499
2,306

Expenses incurred for the three months ended March 31, 2024 and 2023 relating to short-term leases and leases of low-value assets were $23 and $38, respectively.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2023	3,598	1,973	348	5,919
Additions	203	—	—	203
Effects of foreign exchange	(69)	(37)	(12)	(118)
Balance – March 31, 2024	3,732	1,936	336	6,004

Accumulated depreciation
Balance – December 31, 2023	2,382	1,328	101	3,811
Depreciation	216	81	3	300
Effects of foreign exchange	(43)	(19)	(4)	(66)
Balance – March 31, 2024	2,555	1,390	100	4,045

Carrying value
Balance – December 31, 2023	1,216	645	247	2,108
Balance – March 31, 2024	1,177	546	236	1,959

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2023	1,382	2,349	44	3,775
Effects of foreign exchange	(37)	(14)	(1)	(52)
Balance – March 31, 2024	1,345	2,335	43	3,723

Accumulated amortization
Balance – December 31, 2023	729	601	44	1,374
Amortization	56	117	—	173
Effects of foreign exchange	(20)	(9)	(1)	(30)
Balance – March 31, 2024	765	709	43	1,517

Carrying value
Balance – December 31, 2023	653	1,748	—	2,401
Balance – March 31, 2024	580	1,626	—	2,206

8	Goodwill

$
Balance – December 31, 2023	14,251
Effects of foreign exchange	(206)
Balance – March 31, 2024	14,045

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

9	Finance income, net

Finance income for the three months ended March 31, 2024 and 2023 is comprised of:

	Three months ended March 31,
	2024	2023
	$	$
Interest on acquisition related consideration	10	16
Interest on lease obligations	41	59
Interest income	(596)	(2,242)
	(545)	(2,167)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2023	30,305,156	247,496
Exercise of stock options	13,680	411
Issuance of common shares under employee share purchase plan	6,647	310
Release of restricted share units	27,626	1,057
Balance – March 31, 2024	30,353,109	249,274

11	Share-based compensation

The Company has four components within its share-based compensation plan: stock options, DSUs, RSUs and shares issued pursuant to the ESPP.

Share-based compensation expense associated with each component is as follows for the three months ended March 31:

	Three months ended March 31,
	2024	2023
	$	$
Stock options	767	566
DSUs	268	229
RSUs	871	437
ESPP	26	35
	1,932	1,267

The following table presents share-based compensation expense by function for the three months ended March 31:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

	Three months ended March 31,
	2024	2023
	$	$
Cost of revenue	93	25
General and administrative	1,125	733
Sales and marketing	455	445
Research and development	259	64
	1,932	1,267

The changes in the number of stock options during the three months ended March 31, 2024 and 2023 were as follows:

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	825,091	28.37	1,349,001	13.60
Options granted	91,361	73.54	207,127	52.38
Options forfeited	(12,630)	49.78	(11,915)	46.32
Options exercised	(13,680)	26.66	(8,735)	16.00

Options outstanding – March 31	890,142	32.73	1,535,478	18.56
Options exercisable – March 31	516,355	17.76	1,003,393	4.83

The weighted average fair value of share options granted during the three months ended March 31, 2024 and 2023 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2024	2023
	C$	C$
Weighted average stock price valuation	$73.54	$52.38
Weighted average exercise price	$73.54	$52.38
Risk-free interest rate	3.58%	2.98%
Expected life in years	4.5	4.5
Expected dividend yield	—%	—%
Volatility	57%	65%
Weighted average fair value of options issued	$36.70	$28.26

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at March 31, 2024:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	2.48	0.0001 - 1.09	235,320
8.86 - 11.06	23,985	6.74	8.86 - 11.06	21,242
15.79 - 16.00	170,877	5.52	15.79 - 16.00	131,309
26.43 - 60.00	333,580	5.62	26.43 - 60.00	113,748
60.01 - 95.12	126,380	5.36	60.01 - 95.12	14,736
	890,142	4.76		516,355

The following table is a summary of the Company’s stock options outstanding as at March 31, 2023:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	4.21	0.0001 - 1.09	784,368
8.86 - 11.06	51,811	7.71	8.86 - 11.06	35,126
15.79 - 16.00	246,312	6.53	15.79 - 16.00	139,060
26.43 - 60.00	410,075	6.85	26.43 - 60.00	31,646
60.01 - 95.12	42,912	8.28	60.01 -95.12	13,193
	1,535,478	5.57		1,003,393

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2023	115,576
Granted (at C$66.82 per unit)	1,212
DSUs - March 31, 2024	116,788

RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2023	160,150
Granted (at C$73.54 per unit)	45,566
Released (at C$40.30 - $86.38 per unit)	(27,626)
Forfeited (at C$52.15 - $86.38 per unit)	(5,279)
RSUs - March 31, 2024	172,811

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

12	Earnings per share

Basic and diluted net income per share for the three months ended March 31 are calculated as follows:

	Three months ended March 31,
	2024	2023
Net income attributable to common shareholders	$5,169	$1,245

Basic weighted average number of common shares outstanding	30,319,606	33,153,231
Stock options	418,285	802,418
DSUs	116,147	89,043
RSUs	189,998	114,959
Diluted weighted average number of common shares outstanding	31,044,036	34,159,651

Basic earnings per common share	$0.17	$0.04
Diluted earnings per common share	$0.17	$0.04

For the three months ended March 31, 2024, there were 8,339 stock options (three months ended March 31, 2023 – 23,782 stock options) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes professional and premium support services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three months ended March 31:

	Three months ended March 31,
	2024	2023
	$	$
Subscription revenue	47,890	38,844
Professional services	3,513	2,615
	51,403	41,459

14	Cost of revenue

The following table represents cost of revenue for the three months ended March 31:

	Three months ended March 31,
	2024	2023
	$	$
Employee salaries and benefits	4,960	4,586
Web hosting fees	1,460	1,177
Third party service fees	3,202	2,123
Other	304	168
	9,926	8,054

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

15	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation for the three months ended March 31, 2024 was $28,580 (2023 - $26,068).
Employee compensation costs were included in the following expenses for the three months ended March 31, 2024 and 2023 is as follows:

	Three months ended March 31,
	2024	2023
	$	$
Cost of revenue	4,960	4,586
General and administrative	4,089	3,510
Sales and marketing	11,802	11,967
Research and development	7,729	6,005
	28,580	26,068

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three months ended March 31, 2024 and 2023 is as follows:

	Three months ended March 31,
	2024	2023
	$	$
Salaries and benefits	790	946
Share-based compensation	1,043	1,106
	1,833	2,052

17	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

During the three months ended March 31, 2024, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2024
(expressed in thousands of US dollars, except share amounts)

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
	2024	2023
	$	$
North America	39,130	31,477
Rest of World	12,273	9,982
	51,403	41,459

19	Subsequent events

On May 9, 2024, the Company announced an intention to renew the NCIB, and repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of its public float as of May 6, 2024, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025.